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                               June 29, 2021

       James DiPrima
       Chief Executive Officer
       Green Stream Holdings Inc.
       201 E. Fifth Street
       Suite 100
       Sheridan, WY 82801

                                                        Re: Green Stream
Holdings Inc.
                                                            Amendment No. 6 to
Form 10-12G
                                                            Filed June 14, 2021
                                                            File No. 000-53279

       Dear Mr. DiPrima:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 6 to Form 12-G filed June 14, 2021

       Business Overview, page 4

   1. We note that in response to prior comment 2, you indicate that the leases that were identified in the
Amergy letter agreement have been terminated. Please revise disclosure in this section and
elsewhere to update the status of your agreement with Amergy.
                                                        Current disclosure
continues to state that Amergy will provide services with respect to the properties identified
in that agreement.
       Plan of Operation, page 7

   2. We note your response to prior comment 2. Please file the Sherwood Avenue lease
                                                        (discussed in the
filing) as an exhibit, and please describe the status of the Boston Point
                                                        Road leases (filed as
exhibits) in your filing. Ensure that your timetables for installation and milestones that
appear on pages 8, 9 and 30, and any disclosures identifying your
 James DiPrima
Green Stream Holdings Inc.
June 29, 2021
Page 2
      leases, such as at the end of page 5 (identifying only four leases) are all consistent, correct, and updated as necessary to reflect the current status. In this regard, we note that in your tables of anticipated milestones, you show completion dates for a number of properties where anticipated start dates are only listed as "pending." Please update the start dates or explain how you are able to show completion dates for projects with no anticipated start date.
Item 5. Directors and Executive Officers, page 34

3. As requested in prior comment 3, please revise Item 5 to clarify that Mr. DiPrima serves as your Chief Financial Officer.
Unaudited Interim Financial Statements as of and for the period ended January 31, 2021, page F-
15

4. We note from your Form 8-K filed on May 4, 2021 that you acquired Chuck's Vintage,
      Inc., on November 1, 2020. Please tell us how you accounted for this acquisition, the cost of the acquisition and manner of payment, and where this acquisition is reflected in your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at 202-551-3765 or Jim Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,
FirstName LastNameJames DiPrima
                                                              Division of
Corporation Finance
Comapany NameGreen Stream Holdings Inc.
                                                              Office of Real
Estate & Construction
June 29, 2021 Page 2
cc:       Peter Campitiello, Esq.
FirstName LastName